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INVEST IN **ELIXIR KOMBUCHA**

Established, award-winning gut health brand poised for growth

LEAD INVESTOR



Gill Holland Community Builder

I have followed Elixir Kombucha for a couple of years and seen their amazing results - from a pretty tiny operation, growing into a really nice brand, expanding carefully and diligently into new markets with great (and significant) customers, and making a superbly tasty product (I always thought I didn't like kombucha until my wife brought some Elixiir home one day and I tried it and now I am hooked on the low calories, high taste and other health benefits).

Invested $50,000 this round

elixirkombucha.com Louisville KY

Female Founder | Food & Beverage | Ecommerce | Consumer Goods | Health & Fitness

Highlights

1. Top selling local kombucha in the entire Whole Foods Midwest region

(2) $1B industry, projected to hit $3.5B by 2026

(3) Strategic partners include Whole Foods, Creation Gardens, US Foods and Green District

(4) Over 90% reorder rate with retailers

(5) Founders have extensive previous experience as healthcare professionals

(6) Co-founder elected to trade association's Board of Directors

(7) Won the Silver Award in the Kombucha Kup 2022

Our Team



Danielle Wood   Co-founder & CPO

Exercise physiologist turned CPG founder. Obsessed with finding balance between flavor and function as Chief Product Officer for Elixir Kombucha.

> We believe that gut-friendly products are the future of food and beverage. Kombucha presents a top notch alternative to sugary sodas and we are on a mission to contribute to this healthy change in consumer preferences.



Corey Wood   Co-founder & CEO

ICU nurse turned CPG founder. Thrives in high pressure settings. CEO, Elixir Kombucha. Board Member, Kombucha Brewers International.



Patrick Kinsella   Director of Operations

Entrepreneur and recovering mechanical engineer. Spent 11 years in manufacturing while running multiple side-hustles and serving as an advisor before transitioning into an operations role at a tech startup, and ultimately landing at Elixir.



Lisa Oechsli   Packaging Specialist

Lisa has extensive history helping build inventory systems and product information processes for a large-scale warehouse operation. Her detail-oriented nature and energetic personality have made her a perfect fit





for Elixir's operations and culture.

Louis Bowman Director of Design and Marketing

Self-taught in design and animation, Louis brings a vast skill set to Elixir's marketing efforts. See examples in our campaign below!

The Opportunity

INVEST IN GUT HEALTH
the future of food and beverage
ELIXIR
KOMBUCHA
LAVENDER
LEMONADE
12OZ | 355ML
LOUISVILLE CULTURED

At Elixir, we are on a mission to make it easy for people to make healthier choices without sacrificing taste or quality. Whether you're moderating your alcohol consumption or ditching sugary sodas, Elixir is a probiotic-packed alternative to the beverages that aren't suiting you.

We believe in creating balance in everything we do. Our approach to making kombucha is no exception. Our line of bubbly, probiotic brews is crafted to be approachable for mainstream consumers and hardcore kombucha drinkers alike.

Elixir is not just another kombucha company. Our product is selling faster than we can make it, we are in a leadership position in our industry, and we are

we can make it, we are in a leadership position in our industry, and we are innovating new ways to make our products.

TL;DR - Why should I invest?

The beverage market is shifting.

- Gut-health focused functional beverages are increasing in popularity.

- Low- and no-alcohol options are becoming increasingly desired.

Why now?

The timing is perfect.

- We've already market-tested our product.

- We have partnered with a quick service restaurant chain that is expanding nationwide.

- We've just onboarded with two additional (very) large distributors.

- We're staged to expand through Whole Foods Market immediately.

- Our lead investor, Gill Holland has led major developments across our state and has been named Louisville Entrepreneur of the Year.

You can have an impact on your own investment.

- Become an Elixir Kombucha ambassador and spread the word about tasty kombucha and gut health.

OVERVIEW

What inspired us

Hi, we are Corey and Danielle Wood - Elixir's devoted co-founders. We met and started dating in high-school (many moons ago), got married in 2011 and launched Elixir in 2016. We're both former healthcare professionals - Corey as a nurse and Danielle as an exercised physiologist - and we're fascinated with the science behind the things we consume every day.



We also found ourselves resonating with the huge shift toward functional beverages aimed at better overall health and wellbeing. Fermented products - like kombucha - captured our attention because of their impact on gut health.

Where It Started

We began brewing kombucha at home in 2013 to help solve a pain point for Corey's cousin who had serious gut health issues. After he saw improvement in his symptoms, we became convinced of the power of kombucha to improve lives.

We continued to make kombucha for ourselves and friends and family, developing our craft and experimenting with different flavors, until an opportunity presented itself to sell a batch to a local juice bar. A light went off and we launched Elixir shortly thereafter.



We've since left our careers as healthcare professionals because we saw more opportunity to make a larger impact in the functional beverage space. You could say we had a gut feeling that this was what we were meant to do.

We believe gut-friendly products are the future of food and beverage, and the science behind probiotics continues to validate products like kombucha (1).

How It's Going

With very little marketing spend and limited resources, we've reached our production capacity in the shared kitchen out of which we operate. And demand continues to grow. With 2 national distributors, an expansion with Whole Foods and a collaboration with a fast-growing QSR (quick-service restaurant). More details on these opportunities below (scroll to The Growth Plan).



HISTORICAL REVENUE AND COGS

$200k

Pandemic Impact (est.)

Max. Production Capacity
in Shared Kitchen

$158k

$163k

$150k



$129k $132k $125k

$100k

$77k

$50k

$38k

$0k

2016   2017   2018   2019   2020   2021   2022 (Proj.)

Year

◼ Gross Profit   ◼ Cost of Goods Sold

Why We Are Raising Investment

The time is now! Moving into a larger production space is the solution to supporting our multi-pronged approach to growth. More capacity will allow us to satisfy our current customer base, fulfill the immediate demand, and expand our retailer footprint and direct-to-consumer model.

We are on the cusp of building out a facility, but we need your help to get it fully outfitted.



THE BUSINESS CASE



The Problem(s)

A Worldwide Perspective

For over 100 years, big soda brands have been contributing to the decline in consumer health on a massive scale - first through unreal amounts of sugar, and then, capitalizing on the problem they created, through the use of artificial sweeteners.

Most people are familiar with the effects of excessive sugar and corn-syrup consumption, but the knowledge of the effects of artificial sweeteners is less pervasive and as much a reason for concern.

We'll stop short of making this a research paper (links provided), but many artificial sweeteners have been found to be potentially disastrous for gut health (2). Couple that with the mountain of research forming around the incredible importance of gut health and you have a large-scale problem being bandaged by another large-scale problem.

An Industry Perspective

On a smaller scale, within our rapidly growing kombucha industry, there is a manufacturing process being increasingly utilized that negates a large part of what we believe to be the most beneficial aspect of kombucha.

The technique is called pasteurization (surely you've heard of ol' Louis Pasteur's work) and is common practice in traditional beverage industries. It has a very important place in those industries, but we believe it does not belong in ours.

Let us explain.

Pasteurization is a heat treatment intended to destroy or inactivate living organisms. The benefits of pasteurization, including additional shelf stability and cheaper distribution, come with the significant drawback of killing the living probiotics that make kombucha...well, kombucha.

This directly violates consumer expectations - depriving them of the expected living probiotic benefits as well as changing the flavor for the initiated kombucha consumer.

We believe pasteurization is destructive – not just to the probiotics, but to the industry itself. Every time a consumer chooses a pasteurized product because it is cheaper, it hurts the companies that are making naturally fermented, craft kombucha products (like us).

The Solution

In the beverage category, taste is king. This is Elixir's competitive advantage: a better tasting, more approachable kombucha. A delicious, low-calorie, probiotic-rich beverage that stings like a soda and has the conversationality of a beer, but brings with it benefits - not compromises. Soda, move aside. Kombucha is quickly becoming a preferred beverage for the modern, conscious consumer.

And speaking of modern consumers, there is a growing preference for low-abv and non-alcoholic beverages. Younger generations are drinking less than their predecessors, and the phenomena of Dry January and Sober October all combine to position products like kombucha as top-notch alternative beverages for the modern age.

Elixir is creating a traditionally fermented craft kombucha with fun flavors and carefully selected ingredients, produced the way nature intended, that provides living probiotics and organic acids.

We've already tested the market, refined several flagship flavor profiles, and proven consumer demand. Now it's time to scale.

> *"Hey All! I see you at events sometimes and **I looooovvveee your bucha**. I own a jewelry studio[...] and **I'd love to have a keg on tap** to serve to shopping guests. Do you all have a subscription service[...]?"*
>
> *- Lindsey*



PRODUCTS & TRACTION

Our Product

Kombucha is a fermented tea with a long history that dates back over 2000 years. The ingredients are simple: water, tea, sugar and a live culture known as a SCOBY (acronym for symbiotic culture of bacteria and yeast). The process of making kombucha is largely driven by nature. Combine ingredients in a vessel and wait. Through the magic - though, actually a very well understood process - of fermentation, the sugar and caffeine are consumed by the culture to produce a slightly sweet, slightly sour, low-calorie beverage that is rich in probiotics and organic acids.

Sounds easy enough, right? Well, it turns out that making delicious and consistently high quality kombucha is anything but easy. It's a delicate balance with lots of factors to consider. Time, temperature, oxygenation, and surface area, just to name a few. And we are tinkerers at heart. So, after almost 10 years of fine tuning our process, we've gotten pretty darn good at it.

Our Flavors

We've crafted our kombucha to please the palettes of both the uninitiated and the hardcore kombucha consumer. And many of our customers are telling us that we make the best kombucha they've ever had.



Elixir's line of award-winning kombucha products include four core flavors and rotating seasonals:

- Pineapple Ginger

- Lavender Lemonade

- Grapefruit

- Blueberry Pomegranate

- Harvest Cider (fall seasonal)

- Watermelon Crush (summer seasonal)

Our Traction

We've gone from one local juice bar to nearly 200 retailers in our area, and we ship our products to the lower 48 states through our website: www.elixirkombucha.com

We have SKU sales velocities (one of the most important KPIs for a CPG product) that reach up to over 40 units sold per store per week. That's over 10x the national average for CPG companies. This traction has elevated Elixir to the #1 selling local kombucha in the entire Whole Foods Midwest region.

With these stellar sales velocities, we have built a strong foundation and are primed for growth as we expand distribution.



Social proof is another metric we use to measure our traction. Our social media following has almost entirely organically grown to over 4,500, with Instagram following has, almost entirely organically, grown to over 4,500, with Instagram being the largest channel. We are regularly being tagged by our loyal consumers - a User Generated Content pipeline that's as of yet been entirely unsolicited.

Our retail reorder rate surpasses 90%, which is the most validating metric and likely the one of which we're most proud.

Our customers show their love of Elixir through their loyalty, and the feeling is certainly mutual ❤️.

> *"**You have spoiled me.** I had the GONZOFRUIT while in Louisville and I can have no other - PLEASE PLEASE PLEASE tell me you will let me buy it and you will **send it to me in Stafford, VA** - YES YES YES - is the ONLY perfectly acceptable answer!!!"*
>
> *- Stephanie*



IN-HOUSE PRODUCTION

Let's talk about production because it tends to be a question that comes up often: why are you making the product in-house? Why not use a co-packer?

Why Produce In House?

It mainly comes down to two things: quality and R&D.

Quality

As we mentioned earlier, we're very particular about what we put into our bodies, and by extension, we're very particular about how our booch is made.

By producing our product in house, we can utilize our own techniques for making kombucha (yes, there are a number of methods), there's no risk of intermingling of other non-Elixir products, and we can closely monitor quality, allowing for faster recourse in the event of a problem with a batch.

Research and Development

At Elixir, we have a strong tendency toward incrementally improving our products and processes. By being hands-on with our production, we can implement these improvements much more handily than we would be able to with a 3rd party.

Additionally, we have plans to utilize a byproduct for R&D (more on that below).

Current Process and Limitations

While operating out of a shared kitchen, nearly all of our limitations revolve around space and packaging speed.

We are maxing out the available space for the dry storage of empty cans and ingredients, cold storage for finished goods, floor and rack space for fermentation vessels and packaging tanks, and we simply don't have the option of installing a canning line (our current canning process is almost entirely manual).



Photo credit: Christopher Fryer (Louisville Business First)

This all points to a need for a larger production facility with more space and faster equipment.

The Move to a Production Facility

We're excited to announce that the process of laying out and contracting the build-out of a production facility has already begun.

The new facility will have over 400% more square footage, allow for more vertical storage, and future adjacent space availability could effectively double that.

This will allow enough dry storage space to bulk purchase cans and ingredients, immediately driving down COGS and create enough cold storage space to accumulate a reasonable amount of stock to weather production or supply-chain delays.

Once operational, the new operation will include:

- A 200 gallon kettle for steeping tea - a 6x increase from the current capacity.

- Up to 4,000 gallons of fermentation capacity - a 4x increase from the current capacity (plenty of room to add fermenters as necessary).

- Two large packaging tanks for flavoring and carbonating - currently being done in 5 gallon kegs.

- A small canning line capable of filling cans 10 times faster than our current method - this will result in approximately 600% increase in packaging labor efficiency, further driving down COGS.

All of this adds up to a massive increase in production capacity and efficiency.

GROWTH PLAN

With increased production capacity comes the need to ramp up sales. Fortunately, we have a few tricks up our sleeve to get things jump-started.

Opportunities Currently On Our Doorstep

Our strategic rollout approach begins with three immediate opportunities that are already in the early phases: an expansion within Whole Foods Midwest, a fast-growing QSR partnership, and two national distributors. With these opportunities, we have targeted specific market areas and retailers to launch into with a focus on driving sales velocities over points of distribution.

Whole Foods Market Expansion

Elixir is the best selling local kombucha in Whole Foods Market Midwest. In fact, by SKU, our products rank #1, 2 and 3!



As soon as production can support the demand, we will be expanding further into the Ohio market and we plan to continue to expand through Whole Foods in a paced and intentional manner.

Our partnership with this natural grocery chain will prove to be crucial to our long term growth.

A Strategic Beverage Program

Elixir has partnered with Green District Salads to be their exclusive kombucha supplier and curate a beverage program that compliments their menu items. Our kombucha is currently available at all of their Louisville, KY, Cincinnati, OH and Indianapolis, IN area locations and will be distributed to the remainder of their current and future locations as we can support their needs (see why we need more production capacity?).



Green District Salads is on an aggressive expansion track spanning a number of cities across the country, and we're along for the ride.

There are two major benefits that come along with this partnership: one, Elixir will get early exposure in all of the respective cities across the US, and two, Elixir will be distributed by one of the largest foodservice distributors in the country, US Foods.

New Distribution Partners

Elixir has signed agreements with both the aforementioned US Foods, and with What Chefs Want.



US Foods will distribute Elixir products to all Green District locations, and allow extra capacity for additional distribution within the same areas.





What Chefs Want now distributes Elixir products to the local Whole Foods locations, who have carried our products since 2017, and will begin distributing our products to additional Whole Foods locations and other retailers as we are able to support the demand.

Both of these distributors have massive reach and will help drive growth for years to come.

How a Focus on DTC Drives Profitability

Like many CPG brands, we really learned the power of online direct-to-consumer sales during the pandemic shutdowns. The vast majority of the retailers that carried Elixir products were forced to cease operations, which took a hefty toll on our business.

When this happened, we quickly responded by pulling online marketing levers to drive our already loyal consumer base to buy our product online. It was a great success, and, with a growing monthly subscriber list, continues to be successful despite our lean marketing and advertising efforts.

> *"We tried your beverages for the first time today, **absolutely loved them!!!** We are not from Louisville, **can we purchase them online** and have them shipped to us?"*
>
> *- Christine*



An Ecommerce Push

We have begun the process of leveling-up our tech stack to better support this side of the business in preparation for increased effort as soon as production capacity can support it.

We will continue to grow demand through social media and other advertising channels as well as the implementation of an ambassador and influencer program.

A Taproom for Connection

By mid- to late-2023, we will have an Elixir Kombucha taproom!



Taproom design credit: Terry Zink

In this retail concept, we hope to better connect with our customers and to provide a space, not unlike a craft brewery tasting room, for people to gather throughout the day while enjoying a healthy non-alcoholic beverage, get early access to new flavors, and try out experimental recipes we're developing.







INNOVATION

Process Innovation

Our unique formula and innovative brewing process are the result of years of fine tuning. We are now setting our sights on development of a proprietary fermentation method that will accelerate the process of kombucha making while preserving the tradition and authenticity of the ancient craft.

Material Innovation

We also have a byproduct with biomaterial capabilities. The cellulosic biofilm that forms spontaneously on the surface of the brew - called a SCOBY - has huge potential for agricultural and industrial use. We are currently exploring avenues for diverting and repurposing this magical byproduct of our process.

THE TEAM



Elixir's true magic is without a doubt its stellar team of employees and advisors. Talented, hard working individuals with a diversity of backgrounds and experience provide the backbone that supports our operations.

We look forward to being able to create more fulfilling, purposeful jobs and further develop our culture (we are very culture-focused...in more ways than one).





Corey Wood, Co-Founder & Chief Executive Officer

As a registered nurse with over 10 years of experience in the Intensive Care Unit, Corey has a fascination with, and is uniquely qualified for, staying up-to-date on the latest research on the gut microbiome. His background drives the opinionated stance we have on the ingredients we use and the production methods we choose to use (and not use).

In 2019, Corey was elected to the board of directors for Kombucha Brewers International, our industry's trade association. This access, insight and influence have put Elixir in a leadership role in kombucha.

In addition to his professional background, Corey has strong aptitudes toward lateral thinking, interpersonal intelligence, and compassion. All of which have proven invaluable in his journey of taking the helm of Elixir.



Danielle Wood, Co-Founder & Chief Product Officer

Formally educated in exercise physiology, health is in the forefront of Danielle's mind, but in the years since brewing their first batch of kombucha, she's developed a new superpower: beverage product development.

Danielle knows what it takes to make unique flavor combinations work and has an uncanny intuition about how it'll be received by the market. That said, she isn't afraid to quickly discontinue a product that just isn't working.

She's equally obsessed with quality and ingredient standards. As with any business, there are trade-offs that can be made in favor of the short-term bottom line, but Danielle's standards are most definitely not on the table (trust us - you do not want to start a debate by suggesting something sub-par).



Her expertise in beverage development have awarded Elixir a silver medal in the 2022 Kombucha Kup awards for her Grapefruit, Hibiscus and Orange Peel flavor.

Patrick Kinsella, Director of Operations

Originally employed as a mechanical engineer in the manufacturing industry, then becoming enamored by business and entrepreneurship, Patrick served Elixir for years as an advisor. He designed and built our 4-head bottle filler, which we used until 2022 when we switched to cans, helped with strategic and financial planning, and provided a shoulder to cry on.

By officially bringing Patrick onboard in 2022, we've gained a true generalist that is just as comfortable seaming cans and rebuilding transfer pumps as he is building financial models and pitch decks.



Lisa Oechsli, Production Specialist

With extensive history as a warehouse specialist and an entrepreneur herself, Lisa oversees packaging and inventory management at Elixir.

Lisa has extensive history helping build inventory systems and product information processes for a large-scale warehouse operation. Her detail-oriented nature and energetic personality have made her a perfect fit for Elixir's operations and culture.



Louis Bowman, Creative Design

A self-taught creative with an eye for marketing, Louis has been working with Elixir since the beginning. Graphic design, animation and witty marketing copy are a few of his many strengths.

Fun fact: remember that cousin of Corey's we discussed having gut health issues all those years ago? Yep. It's Louis. He was the first to drink our kombucha and actually designed Elixir's trademark and first label. And, now his creations include the following:





Advisors, Mentors, and Friends

We are not alone in this pursuit.

In addition to our internal team, we have a small army of generous advisors, mentors, and friends that have proven invaluable to Elixir. This includes a top-notch attorney in the beverage space, founders and head brewers at several Louisville-based beer breweries, and a growing network of industry experts we have built through our connections at KBI.

GO WITH YOUR GUT ——————— ⚑

An investment in Elixir is an investment in the future of the beverage industry.

As consumer preferences for healthier choices become more mainstream, gut-friendly products like kombucha will continue to gain traction and fill the refrigerators across America.

By investing in us, you'll not only be helping us achieve our goals, but you'll also be supporting a community. We believe that investing in small businesses is one of the best ways to make a positive impact on your community.

If you love kombucha and you want to help us bring delicious, gut-friendly products to even more people, consider investing today!



References:

1. Clinical, gut microbial and neural effects of a probiotic add-on therapy in depressed patients: a randomized controlled trial. Schaub, et al. 2022. https://www.nature.com/articles/s41398-022-01977-z

2. Gut Microbiome Response to Sucralose and Its Potential Role in Inducing Liver Inflammation in Mice. Bian, et al. 2017. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5522834/

1.